FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	News Release dated October 29, 2010 Certificate of S.R. Batliboi & Co., statutory auditors of the Bank

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 29, 2010

Performance Review – Quarter ended September 30, 2010

•
18.8% year-on-year increase in profit after tax to ` 1,236 crore (US$ 275 million) for the quarter ended September 30, 2010 (Q2-2011) from ` 1,040 crore (US$ 231 million) for the quarter ended September 30, 2009 (Q2-2010)

•	Consolidated profit after tax increased by 21.8% to ` 1,395 crore (US$ 310 million) in Q2-2011 from ` 1,145 crore (US$ 255 million) in Q2-2010

•	Current and savings account (CASA) ratio increased to 44.0% at September 30, 2010 from 36.9% at September 30, 2009

•	Net non-performing asset ratio declined to 1.37% at September 30, 2010 from 2.19% at September 30, 2009

•	Strong capital adequacy ratio of 20.2% and Tier-1 capital adequacy of 13.8%

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended September 30, 2010.

During the quarter, the Bank received approval of Reserve Bank of India (RBI) for merger of Bank of Rajasthan. The merger was effective from the close of business of August 12, 2010. The financials for Q2-2011 include the financials for erstwhile Bank of Rajasthan (e-BoR) for the period August 13, 2010 to September 30, 2010 (49 days). At the merger date, e-BoR had total assets of ` 15,596 crore (US$ 3.5 billion), advances of ` 6,528 crore (US$ 1.5 billion) and deposits of ` 13,483 crore (US$ 3.0 billion) including CASA deposits of ` 4,680 crore (US$ 1.0 billion).

Profit & loss account

•	Profit after tax increased 18.8% to ` 1,236 crore (US$ 275 million) for Q2-2011 from ` 1,040 crore (US$ 231 million) for Q2-2010.

•	Net interest income increased 8.3% to ` 2,204 crore (US$ 490 million) in Q2-2011 from ` 2,036 crore (US$ 453 million) in Q2-2010.

•	Fee income increased 14.6% to ` 1,590 crore (US$ 354 million) in Q2-2011 from ` 1,387 crore (US$ 309 million) in Q2-2010.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•
Operating expenses (including direct marketing agency expenses) increased 11.3% to ` 1,535 crore (US$ 342 million) in Q2-2011 from ` 1,379 crore (US$ 307 million) in Q2-2010, primarily due to the impact of new branches opened and increase in the number of employees.

•	Provisions decreased 40.2% to ` 641 crore (US$ 143 million) in Q2-2011 from ` 1,071 crore (US$ 238 million) in Q2-2010.

Balance sheet

The Bank continues to leverage its branch network to enhance its deposit franchise and create an integrated distribution network for both asset and liability products. At September 30, 2010, the Bank had 2,501 branches, the largest branch network among private sector banks in the country.

CASA deposits increased by 34.5% to ` 98,105 crore (US$ 21.8 billion) at September 30, 2010 from ` 72,930 crore (US$ 16.2 billion) at September 30, 2009 and the CASA ratio increased to 44.0% at September 30, 2010 from 36.9% at September 30, 2009. Total deposits of the Bank increased by 11.0% to ` 223,094 crore (US$ 49.6 billion) at September 30, 2010 from ` 200,913 crore (US$ 44.7 billion) at June 30, 2010

Advances increased by 5.3% to ` 194,201 crore (US$ 43.2 billion) at September 30, 2010 from ` 184,378 crore (US$ 41.0 billion) at June 30, 2010.

Capital adequacy

The Bank’s capital adequacy at September 30, 2010 as per Reserve Bank of India’s guidelines on Basel II norms was 20.2% and Tier-1 capital adequacy was 13.8%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

Asset quality

Net non-performing assets decreased by 30.0% to ` 3,192 crore (US$ 710 million) at September 30, 2010 from ` 4,558 crore (US$ 1,014 million) at September 30, 2009. The Bank’s net non-performing asset ratio decreased to 1.37% at September 30, 2010 from 2.19% at September 30, 2009. The Bank’s provisioning coverage ratio computed in accordance with the RBI guidelines at September 30, 2010 was 69.0% compared to 51.7% at September 30, 2009.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated profits

Consolidated profit after tax of the Bank increased by 21.8% to ` 1,395 crore (US$ 310 million) in Q2-2011 from ` 1,145 crore (US$ 255 million) in Q2-2010.

Insurance subsidiaries

ICICI Life maintained its position as the largest private sector life insurer based on retail new business weighted received premium during the six months ended September 30, 2010 (H1-2011). ICICI Life’s new business annualised premium equivalent (APE) increased by 10.9% to ` 1,344 crore (US$ 299 million) in Q2-2011 from ` 1,212 crore (US$ 270 million) in Q2-2010. ICICI Life’s renewal premium in Q2-2011 was ` 2,264 crore (US$ 504 million). ICICI Life’s unaudited new business profit (NBP) increased by 9.0% to ` 254 crore (US$ 57 million) in Q2-2011 from ` 233 crore (US$ 52 million) in Q2-2010. Assets held increased 30.7% to ` 65,484 crore (US$ 14.6 billion) at September 30, 2010 from ` 50,093 crore (US$ 11.1 billion) at September 30, 2009.

For Q2-2011, ICICI Prudential Life Insurance Company (ICICI Life) reported a profit after tax of ` 15 crore (US$ 3 million), before accounting for a surplus of ` 254 crore (US$ 57 million) in the non-participating policyholders’ funds, which would be transferred at the end of the financial year based on the appointed actuary’s recommendation. If this surplus were transferred in Q2-2011, the profit after tax of ICICI Life for the quarter would have been ` 269 crore (US$ 60 million) and the Bank’s consolidated profit after tax for Q2-2011 would have been ` 1,583 crore (US$ 352 million).

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during H1-2011. ICICI General’s premium income in Q2-2011 increased by 36.2% to ` 1,091 crore (US$ 243 million) from ` 801 crore (US$ 178 million) in Q2-2010. ICICI General’s profit after tax was ` 104 crore (US$ 23 million) in Q2-2011 compared to ` 51 crore (US$ 11 million) in Q2-2010.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

` crore
	FY2010	Q1-2010	Q2-2010	H1-2010	Q1-2011	Q2-2011	H1-2011
Net interest income	8,114	1,985	2,036	4,021	1,991	2,204	4,195
Non-interest income	6,297	1,376	1,527	2,903	1,576	1,722	3,298
- Fee income	5,650	1,319	1,387	2,706	1,413	1,590	3,003
- Lease and other income	647	57	140	197	163	132	295
Less:
Operating expense	5,593	1,467	1,358	2,825	1,425	1,500	2,925
Expenses on direct market agents (DMAs)1	125	27	21	48	36	35	71
Lease depreciation	142	52	46	98	22	35	57
Core operating profit	8,551	1,815	2,138	3,953	2,084	2,356	4,440
Treasury income	1,181	714	297	1,011	104	(144)	(40)
Less: Provisions	4,387	1,324	1,071	2,395	798	641	1,439
Profit before tax	5,345	1,205	1,364	2,569	1,390	1,571	2,961
Less: Tax	1,320	327	324	651	364	335	699
Profit after tax	4,025	878	1,040	1,918	1,026	1,236	2,262
1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
2.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

` crore
	March 31, 2010	September 30, 2009	September 30, 2010
Assets
Cash & bank balances	38,874	29,267	34,848
Advances	181,206	190,860	194,201
Investments	120,893	119,965	136,275
Fixed & other assets	22,427	26,282	24,674
Total	363,400	366,374	389,998
Liabilities
Net worth	51,618	51,258	53,975
- Equity capital	1,115	1,114	1,151
- Reserves	50,503	50,144	52,824
Deposits	202,017	197,832	223,094
CASA ratio	41.7%	36.9%	44.0%
Borrowings1	94,264	100,123	97,010
Other liabilities	15,501	17,161	15,919
Total	363,400	366,374	389,998
1.	Borrowings include preference shares amounting to ` 350 crore.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

The amalgamation of Bank of Rajasthan and any future acquisitions or mergers may involve a number of risks, including deterioration of asset quality, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalise operations, or develop the skills required for new businesses and markets, or unknown and known liabilities, some or all of which could have an adverse effect on our business.

This release does not constitute an offer of securities.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Ranju Sigtia at 91-22-2653 6198 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= ` 44.94

Item 2

Chartered Accountants	6th Floor, Express Towers Nariman Point Mumbai 400 021, India

Tel: +91 22 6657 9200 Fax: +91 22 2287 6401

Auditor’s Report on Quarterly Financial Results of the Bank Pursuant to the Clause 41 of the Listing Agreement
To
Board of Directors of
ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited (the ‘Bank’) for the quarter ended 30 September 2010 and the year-to-date results for the period 1 April 2010 to 30 September 2010, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results as well as the year-to-date financial results have been prepared from interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India, subject to non-transfer of profit to various reserves, which is done at the end of the year.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total asets of Rs. 747,037.7 million as at September 30, 2010, the total revenue of Rs. 10,367.7 million for the quarter ended 30 September 2010 and Rs. 19,640.3 million for the half year ended 30 September 2010 and net cash flows amounting to (Rs. 16,085 million) for the quarter ended 30 September 2010 and Rs. (Rs. 8,933.6 million) million for the half year ended 30 September 2010. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results as well as the year-to-date results:

(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the net profit for the quarter ended 30 September 2010 as well as the year to date results for the period from 1 April 2010 to 30 September 2010

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the company in terms of clause 35 of the Listing Agreement and found the same to be correct.

/a/ S R Batliboi & Co.
For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

/s/ Shrawan Jalan
per Shrawan Jalan
Partner
Membership No.: 102102
Mumbai; October 29, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 29, 2010	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Non Banking Subsidiaries